                                                     Page 1 of 7 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
    ----------------------------------------------------------------------
                                  SCHEDULE 13G

           Information Statement pursuant to Rule 13d-1 and 13d-2

                             (AMENDMENT NO.  3  )*

                             Musicland, Inc.
                  ---------------------------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
                  ---------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    62758B109
                  ---------------------------------------------
                                  (CUSIP NUMBER)
    ----------------------------------------------------------------------
    Check the following box if a fee is being paid with this statement :_:
    (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    * The remainder of this cover page shall be filled out for a reporting person`s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (CONTINUED ON FOLLOWING PAGE(S))

    |--------------------|                          |--------------------|
    |CUSIP NO. 62758B992 |         13G              | Page 2 of 7 Pages  |
    |--------------------|                          |--------------------|
    |--------------------------------------------------------------------|
    | 1|NAME OF REPORTING PERSON                                         |
    |  |THE EQUITABLE COMPANIES INCORPORATED                             |
    |  |                                                                 |
    |  |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                |
    |  |13-3623351                                                       |
    |--|-----------------------------------------------------------------|
    | 2|CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (A) [ ]     |
    |  |                                                     (B) [ ]     |
    |--|-----------------------------------------------------------------|
    | 3|SEC USE ONLY                                                     |
    |  |                                                                 |
    |  |                                                                 |
    |--|-----------------------------------------------------------------|
    | 4|CITIZENSHIP OR PLACE OF ORGANIZATION                             |
    |  |                                                                 |
    |  |State of Delaware                                                |
    |--------------------------------------------------------------------|
    |     NUMBER OF     |5|SOLE VOTING POWER                             |
    |      SHARES       | |       2,386,634                              |
    |   BENEFICIALLY    |-|----------------------------------------------|
    |      OWNED        |6|SHARED VOTING POWER                           |
    |      AS OF        | |           4,800                              |
    | December 31, 1995 |-|----------------------------------------------|
    |     BY EACH       |7|SOLE DISPOSITIVE POWER                        |
    |    REPORTING      | |       2,391,434                              |
    |     PERSON        |-|----------------------------------------------|
    |      WITH         |8|SHARED DISPOSITIVE POWER                      |
    |                   | |           6,200                              |
    |--------------------------------------------------------------------|
    | 9|AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     |
    |  |                          2,397,634                              |
    |  |                                                                 |
    |--|-----------------------------------------------------------------|
    |10|CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN    |
    |  |SHARES *                                            |------|     |
    |  |                                                    |------|     |
    |--|-----------------------------------------------------------------|
    |11|PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                  |
    |  |                                                                 |
    |  |                                6.9%                             |
    |--|-----------------------------------------------------------------|
    |12|TYPE OF REPORTING PERSON *                                       |
    |  |   THE SCHEDULE 13G REPORT IS FILED PURSUANT TO RULE 13d-1(c).   |
    |  |                                                                 |
    |  |                            HC                                   |
    |--------------------------------------------------------------------|

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

    Item 1(a) Name of Issuer:                         Page 3 of 7 Pages
              --------------
              Musicland, Inc.

    Item 1(b) Address of Issuer's Principal Executive Offices:
              -----------------------------------------------
              7500 Excelsior Blvd.
              Minneapolis, NM  55426


    Item 2(a) Name of Person Filing:
              ---------------------
              The Equitable Companies Incorporated
                (the 'Equitable Companies')

    Item 2(b) Address of Principal Business Office:
              ------------------------------------
              787 Seventh Avenue
              New York, New York 10019

    Item 2(c) Citizenship:
              -----------
              Delaware

    Item 2(d) Title of Class of Securities:
              ----------------------------
              Common Stock

    Item 2(e) CUSIP Number:
              ------------
              62758B992

    Item 3.   Type of Reporting Person:
              ------------------------
              Equitable Companies as a parent holding company, in accordance with 240.13d-1 (b)(ii)(G).

              THE SCHEDULE 13G REPORT IS FILED PURSUANT TO RULE 13d-1(c).

                                                    Page 4 of 7 Pages
    Item 4. Ownership as of December 31, 1995:
            ---------------------------------
    (a) Amount Beneficially Owned:
        -------------------------
       2,397,634 shares of common stock beneficially owned including:
                                                        No. of Shares
                                                    ---------------------
    The Equitable Companies Incorporated                                0
    THE SCHEDULE 13G REPORT IS FILED PURSUANT TO RULE 13d-1(c).

    Subsidiaries:
    ------------
    The Equitable Life Assurance Society of
    the United States acquired solely for
    investment purposes:                                                0

    Alliance Capital Management L. P.,
    acquired solely for investment purposes
    on behalf of client discretionary investment
    advisory accounts:
    Common Stock                                                   10,900

    Donaldson, Lufkin & Jenrette, Inc.:
    Common Stock                                                  980,066

    DLJ Capital Corporation:
    Common Stock                                                1,395,668 (1)

    Donaldson, Lufkin & Jenrette Securities
    Corporation held for investment purposes:
    Common Stock                                                    6,200

    Wood, Struthers & Winthrop Management Corp.
    acquired solely for investment purposes
    on behalf of client discretionary investment
    advisory accounts:
    Common Stock                                       4,800        4,800
                                                 -----------  -----------
    Total                                                       2,397,634
                                                              ===========
    (Each of the above subsidiaries of The Equitable operates under independent management and makes independent decisions).

  (1) These shares are owned by investment partnerships or corporations of which DLJ Capital Corp. is an advisor and/or general partner.

    (B) Percent of Class:                                            6.9%
        ----------------                                      ===========

    ITEM 4. Ownership as of December 31, 1995 (CONT.)      Page 5 of 7 Pages

       (c) Deemed Voting Power and Disposition Power:
           -----------------------------------------

                         (i)         (ii)          (iii)        (iv)
                        Deemed      Deemed        Deemed       Deemed
                        to have     to have       to have      to have
                        Sole Power  Shared Power  Sole Power   Shared Power
                        to Vote     to Vote       to Dispose   to Dispose
                        or to       or to         or to        or to
                        Direct      Direct        Direct the   Direct the
                        the Vote    the Vote      Disposition  Disposition
                        ----------  ------------  -----------  ------------
    The Equitable
    Companies
    Incorporated                 0             0            0             0

    Subsidiaries:
    ------------
    The Equitable
    Life Assurance
    Society of the
    United States                0             0            0             0

    Alliance Capital
    Management L. P.        10,900             0       10,900             0

    Donaldson, Lufkin
    & Jenrette, Inc.       980,066             0      980,066             0

    DLJ Capital
    Corporation          1,395,668             0    1,395,668             0

    Donaldson, Lufkin
    & Jenrette
    Securities
    Corporation                  0             0            0         6,200

    Wood, Struthers
    & Winthrop
    Management
    Corporation                  0         4,800        4,800             0
                        ----------  ------------  -----------  ------------
               TOTAL     2,386,634         4,800    2,391,434         6,200
                        ==========  ============  ===========  ============

  (Each of the above subsidiaries of the Equitable Companies operates under independent management and makes independent voting and investment decisions).

                                                      Page 6 of 7 Pages
    Item 5.
     Ownership of Five Percent or Less of a Class:
     ---------------------------------------------
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
                                                            ( )
    Item 6.
     Ownership of More than Five Percent on behalf of Another Person.  N/A
     ----------------------------------------------------------------
    Item 7.
     Identification and Classification of the Subsidiary which Acquired
     ------------------------------------------------------------------
     the Security Being Reporting on by the Parent Holding Company:
     -------------------------------------------------------------
     This Schedule 13G is being filed by Equitable Companies:

    (X) in EQUITABLE COMPANIES capacity as a parent holding company with respect to the holdings of its following subsidiaries:

    ( ) THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES (13-5570651), an insurance company, a broker-dealer registered under Section 15 of the Securities and Exchange Act of 1934 and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

    (X) ALLIANCE CAPITAL MANAGEMENT L. P. (13-3434400), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

    (X)  DONALDSON, LUFKIN & JENRETTE, INC. (13-1898818),

    (X)  DLJ CAPITAL CORPORATION (13-2656882)

    (X) DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION (13-2741729), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment adviser registered under
         Section 203 of the Investment Advisers Act of 1940.

    (X) WOOD, STRUTHERS & WINTHROP MANAGEMENT CORP. (13-2774791), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

                                                      Page 7 of 7 Pages

    Item 8. Identification and Classification of Members of the Group.  N/A
            ---------------------------------------------------------

    Item 9.  Notice of Dissolution of Group:  N/A
             ------------------------------

    Item 10. Certification:
             -------------

       THE SCHEDULE 13G REPORT IS FILED PURSUANT TO RULE 13d-1(c).


         Signature
         ---------
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





    Date: February 9, 1996           THE EQUITABLE COMPANIES INCORPORATED




                                            /s/ Joanne T. Marren
                             --------------------------------------------
                                           Joanne T. Marren
                                         Senior Vice President